This Amendment No. 6 to Application consists of 49 pages.

As filed with the Securities and Exchange Commission on July 11, 2012

File No. 813-248

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT

TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY

ACT OF 1940

P.E. PARTNERS III, LLC

VP FUND INVESTMENTS 2004, LLC

VP FUND INVESTMENTS 2006, LLC

VP FUND INVESTMENTS 2008, LLC

LATHAM & WATKINS LLP

355 South Grand Avenue

Los Angeles, California 90071

Communications, Notice and Order to:

Barton B. Clark, Esq.

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004

Scott P. Klein, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

P.E. PARTNERS III, LLC

VP FUND INVESTMENTS 2004, LLC

VP FUND INVESTMENTS 2006, LLC

VP FUND INVESTMENTS 2008, LLC

LATHAM & WATKINS LLP

355 South Grand Avenue

Los Angeles, California 90071

File No. 813-248

AMENDMENT NO. 6 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

SUMMARY OF AMENDMENT NO. 6 TO APPLICATION

The Applicants (as defined herein) hereby apply for an order of the Securities and Exchange Commission (“Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”). With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of

the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this application. The order would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

The Applicants hereby amend and restate Amendment No. 5 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, filed by the Applicants with the Commission on January 31, 2012. This Amendment No. 6 makes certain additional changes to Applicants’ prior Amendment No. 5 to Application.

THE APPLICANTS

The “Applicants” include the following: P.E. Partners III, LLC, a Delaware limited liability company, VP Fund Investments 2004, LLC, VP Fund Investments 2006, LLC, VP Fund Investments 2008, LLC (collectively, the “Existing Funds”) and any other subsequent pooled investment vehicles, if any, substantially similar in all material respects (other than form of organization, investment objective and strategy, and other differences described herein) that may be offered in the future to Eligible Investors (as defined below) and hence to the same class of investors as those investing in the Existing Funds, and operated as an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act (each, a “Subsequent Fund”) (together, the Existing Funds and the Subsequent Funds are sometimes referred to herein collectively as the “Investment Funds”), as well as Latham & Watkins LLP, a Delaware limited liability partnership (“L&W”), for itself and for each L&W Entity (as defined below). Each Investment Fund is relying on Rule 6b-1 under the 1940 Act pending the order applied for hereby.

L&W is owned exclusively by its partners. L&W, together with its affiliated law partnerships, is an international law firm with offices in more than 25 cities around the world. The firm is a full-service business law firm, representing some of the world’s largest corporations as well as a wide array of businesses, associations, government agencies and individuals.

THE INVESTMENT FUNDS

General. P.E. Partners III, LLC is a Delaware limited liability company formed pursuant to a limited liability company agreement as described herein (the “Initial Fund Agreement”). Each of VP Fund Investments 2004, LLC, VP Fund Investments 2006, LLC and VP Fund Investments 2008, LLC is a Delaware limited liability company formed pursuant to its respective limited liability company agreement (each a “VP Fund Agreement” and collectively the “VP Fund Agreements”), and the Applicants anticipate that each other Subsequent Fund, if any, will also be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership or corporation. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”). The organizational documents for any Subsequent Funds (together with the Initial Fund Agreement and the VP Fund Agreements, the “Investment Fund Agreements”), will be substantially similar in all material respects to the Initial Fund Agreement, other than the provisions relating to investment objectives or strategies of a Subsequent Fund and for any operational differences related to the form of organization of a Subsequent Fund, including the administrative features referred to above and differences arising from the fact that the categories of Eligible Investors (as defined below) to whom Subsequent Funds may be offered may be broader than the categories of Eligible Investors to whom the Existing Funds were offered.

An Investment Fund will offer interests therein (“Interests”) (other than short-term paper) solely to (1) L&W, (2) any entity controlling, controlled by, or under common control with L&W, including any related law partnership affiliated with L&W (each an “L&W Entity”) or (3) persons (each an “Eligible Investor” and collectively the “Eligible Investors”) who meet the following criteria: (a) current or former partners of, or lawyers employed by, or key administrative employees of, L&W or an L&W Entity (“Eligible Employees”), the immediate family members of Eligible Employees, which are parents, children, spouses of children, spouses, and siblings, including step or adoptive relationships (“Immediate Family Members”), and trusts or other entities or arrangements the sole beneficiaries of which consist of Eligible Employees or their Immediate Family Members, or the settlors and the trustees of which consist of Eligible Employees or Eligible Employees together with Immediate Family Members (“Eligible Trusts”); and (b) who are “accredited investors” as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), or, in the case of Eligible Trusts, a trust, entity or arrangement for which an

Eligible Employee is a settlor and principal investment decision-maker.1 L&W or any L&W Entity that acquires Interests in an Investment Fund will be an accredited investor. Prior to offering Interests to an Eligible Employee or Immediate Family Member, the Managing Members (as defined below) must reasonably believe that the Eligible Employee or Immediate Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The beneficial owners of an Eligible Trust will be persons eligible to hold interests in employees’ securities companies as defined in section 2(a)(13) of the 1940 Act.

Each Existing Fund has been established to enable Eligible Investors to participate in certain investment opportunities that come to the attention of L&W, the L&W Entities or the Managing Members of the Existing Fund. These opportunities may include investments in operating businesses, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, and other securities investments (each particular investment being referred to herein as an “Investment”). The Investment Funds will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in an Investment

[1]

If an Eligible Trust is an entity or arrangement other than a trust, (a) the reference to “settlor” shall be construed to mean a person who created the vehicle or arrangement, alone or together with others, and also contributed funds or other assets to the vehicle, and (b) the reference to “trustee” shall be construed to mean a person who performs functions similar to those of a trustee.

Fund will allow the Eligible Investors who are members of the Investment Fund to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means. The members of an Investment Fund are referred to herein as “Members.”

Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern the eligibility of an Investment Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

Applicants submit that a substantial community of interest exists among L&W, the L&W Entities and the Members of each existing Investment Fund, given the purposes and operations of the Investment Funds and the nature of the Eligible Investors actually participating in such funds. The Investment Funds are organized to provide a benefit for Eligible Investors by providing the opportunity to participate in certain investment opportunities which would in all likelihood be unavailable to such investors acting individually. Applicants submit that a substantial community of interest will likewise exist among L&W, the L&W Entities and the Members of any future Investment Funds. L&W will “control” (as defined in Section 2(a)(9) of the 1940 Act) each existing Investment Fund and any Subsequent Fund organized after the date hereof, determined without regard for the level of ownership by L&W in such Investment Fund or Subsequent Fund.

Some of the investment opportunities for an Investment Fund may involve parties for which L&W or an L&W Entity was, is or will be retained to act as legal counsel, and L&W or an L&W Entity may be paid by such parties for legal services and for related disbursements and charges. These amounts paid to L&W or an L&W Entity will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests. As described below, L&W or an L&W Entity may be reimbursed by an Investment Fund for direct costs of disbursements and expenses that it incurs on behalf of an Investment Fund, as well as for a portion of the salary and fringe benefits paid to the Administrator (as hereinafter defined).

Each Member will commit to contribute a fixed amount of capital as part of the capital of an Investment Fund (the “Capital Commitment”). Each such Member shall make one or more capital contributions with respect to such Capital Commitment, in one or more installments, in accordance with a contribution schedule or upon written notice as provided in the applicable Investment Fund Agreement, to fund Investments that have been selected in the manner described below. Prospective Investments with respect to such Capital Commitments must be made within the period specified in the Investment Fund Agreement.

No Investment will be made by an Investment Fund (or with respect to any Series thereof) unless the Investment has been approved by the Managing Members of such Investment Fund, representing the action of at least a majority vote of the Managing Members of such Investment Fund. No Member will make or have the right to make an individual investment decision with respect to any Investment made by the Investment Fund or any Series thereof. In the event an Investment is so selected, the Investment will be allocated among the capital accounts of all Members on a pro rata basis determined with reference to each Member’s capital commitment (or, in the case of a Series, each Member’s capital commitment attributable to such Series). No single Investment will, at the time such Investment is made, account for more than 40 percent of the capital commitments of the Investment Fund (or Series thereof).

An Investment Fund will be managed by its Managing Members. The Managing Members of an Investment Fund will consist of two or more current or former partners of L&W or an L&W Entity, each of whom is a Member of the Investment Fund and serves as a managing member or member of the management committee of the Investment Fund (collectively the “Managing Members”). For each existing Investment Fund, the Managing Members may be elected and removed by vote of a majority in interest of the Members or by L&W or an L&W Entity controlled by L&W. An Investment Fund Agreement may in the future impose additional restrictions on the eligibility, election or removal of the Managing Members.

An Investment Fund will have an administrator (the “Administrator”). The Administrator may be an employee of L&W or an L&W Entity, or the Managing Members may determine to engage a third party to act as Administrator for the Investment Fund. The Administrator will in no event be a Member or otherwise hold any other security of an Investment Fund unless qualified as an Eligible Investor. The Administrator will not recommend Investments or exercise investment discretion. The only functions of the Administrator will be ministerial.

The specific investment objectives and strategies for an Investment Fund will be set forth in an informative memorandum relating to the Interests being offered, and in the relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the informative memorandum and Investment Fund Agreement before making an investment in an Investment Fund. The terms of the Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.

L&W may establish Subsequent Funds in the future. However, the formation of such Subsequent Funds should not result in competition among Investment Funds, as a Subsequent Fund will not be established until all previously organized Investment Funds (or each existing Series of an Investment Fund) have substantially fully committed their available funds to Investments, or the Subsequent Fund will have different investment objectives.2

Specifics on “Eligible Investors.” Interests in any Investment Fund will be offered only to L&W, the L&W Entities, or Eligible Investors. As previously stated, Eligible Investors include only Eligible Employees, Immediate Family Members, and Eligible Trusts. An Eligible Employee or Immediate Family Member must meet the standards of an accredited investor set forth in Rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act, and an Eligible Trust must be an accredited investor under Rule 501(a) of Regulation D (each, an “Accredited Investor”) or otherwise qualified as described above, and be able to bear the economic risk of such investment and to afford a complete loss of such

[2]	Each of P.E. Partners III, LLC, VP Fund Investments 2004, LLC and VP Fund Investments 2006, LLC have substantially fully committed their available funds to Investments.

investment. Prior to offering Interests to an Eligible Employee or Immediate Family Member, the Managing Members must reasonably believe that the Eligible Employee or Immediate Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The beneficial owners of an Eligible Trust will be persons eligible to hold interests in employees’ securities companies as defined in section 2(a)(13) of the 1940 Act. A Member may make an additional Capital Commitment to the Investment Fund only if he or she meets the criteria for an Eligible Investor contained herein at the time such additional Capital Commitment is made. In addition, the Managing Members may impose more restrictive suitability standards with respect to any Investment Fund.

Applicants believe that substantially all of the present and former partners and a small percentage of the total employees of L&W and the L&W Entities currently qualify as Eligible Investors. Such Eligible Investors have significant exposure directly or indirectly in matters of investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal or operational activities related thereto. Many Eligible Investors have had substantial experience acting as legal counsel in one or more of the foregoing businesses, and in order to invest in Interests such investors must meet the criteria set forth in the preceding paragraph. As a result, each Eligible Investor will be able to make the investment decision to purchase Interests of an Investment Fund (or any Series thereof) on his or her own. Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public, and Eligible

Investors will know and have access to the Managing Members and the Administrator so as to obtain any information necessary for an Eligible Investor’s decision as to whether to participate in an Investment Fund. Interests will be offered and sold by the Investment Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) or pursuant to Regulation D.

In connection with any Investment Fund, the Applicants further confirm as follows:

(a) L&W, the L&W Entities, the Managing Members, the Administrator, and any other person acting for or on behalf of the Investment Funds shall act in the best interest of the Investment Funds and their Members.

(b) Notwithstanding any language in the organizational documents for or other contractual arrangement regarding an Investment Fund that modifies or purports to modify a grant of discretion (including, but not limited to, the use of the words “at its sole discretion” or “at its absolute discretion”), whenever L&W, the L&W Entities, the Managing Members, the Administrator, or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with good faith and any fiduciary duties owed to the Investment Funds and the Members.

(c) The organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision which protects or purports to protect L&W, the L&W Entities, the Managing Members, the Administrator, or their delegates against any liability to the Investment Fund or the Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

Applicants represent and concede that each of the Administrator and the Managing Members are, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Investment Funds within the meaning of Section 9 of the 1940 Act and an “officer, director, member of any advisory board, investment adviser, or depositor” within the meaning of Section 36 of the 1940 Act and are subject to those Sections.

Specifics on Investment Fund Operations. A Capital Commitment by a Member must be paid, in one or more installments in accordance with a contribution schedule or upon written notice, as provided in the applicable Investment Fund Agreement, to fund Investments selected by the Managing Members. To provide flexibility in connection with an Investment Fund’s obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make capital contributions with respect to their capital commitments, an Investment Fund Agreement may provide that the

Investment Fund may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund with respect to the funding of Investments will be non-recourse to the Members, but may be secured by a pledge of the Members’ respective capital accounts and unfunded capital commitments. An Investment Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of an Investment Fund (other than short-term paper). As noted above, a Member may make an additional Capital Commitment only if he or she is an Eligible Investor at the time such additional Capital Commitment is made. If L&W or an L&W Entity makes a loan to an Investment Fund, the lender will be entitled to receive interest, provided that the rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. An Investment Fund will not lend any funds to L&W or an L&W Entity. If L&W or an L&W Entity extends a loan to an Eligible Investor in respect of any Investment Fund, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm’s length basis. Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.

Members will not be entitled to redeem their respective interests in an Investment Fund. A Member will be permitted to transfer his or her interest only with the express consent of the Managing Members, which may be withheld in the discretion of the Managing Members and then only to L&W, an L&W Entity or an Eligible Investor. A Member will not be permitted to withdraw from an

Investment Fund except with the consent of the Managing Members (which may be withheld in their discretion.) A Member will not be subject to removal except for good cause as determined by the Managing Members, or if the Managing Members, in their discretion, deem such withdrawal to be in the best interest of the Investment Fund. The Interests of a Member who is no longer eligible to own interests in an employees’ securities company as defined in section 2(a)(13) of the 1940 Act will be repurchased, subject to the minimum payment provisions described below.

The Managing Members do not currently intend to require any Member to withdraw. The following circumstances, among others, could warrant the withdrawal of a Member: if a Member ceases to be an Eligible Investor or is no longer deemed to be able to bear the economic risk of investment in the Investment Fund, adverse tax consequences were to inure to the Investment Fund were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations. In addition, a Member may have its interest redeemed due to its failure to make a capital contribution or other required payments.

Upon repurchase or cancellation of a Member’s Interest, the Managing Members will at a minimum pay to the Member the lesser of (a) the amount actually paid by the Member to acquire the Interest plus interest less prior distributions, and (b) the fair market value of the Interest as determined at the time of repurchase or cancellation by the Managing Members. If a Member ceases to be a partner or employee of L&W or any L&W Entity, such Member will continue to be a Member of the Investment Fund, although with the consent of the Managing Members such Member may be permitted to assign the unfunded portion of his or her Capital Commitment to other Eligible Investors and/or be paid for his Interest as described above. The terms of any repurchase or cancellation will apply equally to any Immediate Family Member of, or Eligible Trust related to, an Eligible Employee.

In the event of the death of a Member, such Member’s estate will succeed to the economic attributes of the deceased Member’s interest in the Investment Fund, but will not be admitted as a substitute Member.

The Managing Members will have discretion as to the timing of distributions (cash and other proceeds from an Investment Fund’s Investments) to its Members. Such policy is expected to be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities, to the Members.

The value of the Members’ Capital Accounts will be determined at such times as the Managing Members deem appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund’s fiscal year-end. The Managing Members will only cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of the Investment Fund; valuation of a Member’s interest at other times remains the responsibility of the individual Member. The Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members, in accordance with the Investment Fund Agreement. Each Member will be an experienced professional and a sophisticated investor capable of assessing the value of his or her investment in the Investment Fund.

The Managing Members will value the assets held in a Member’s capital account at the current market price (closing price) in the case of marketable securities. All other securities will be valued at fair value. The foregoing valuation method is applicable in each instance in which a value is assigned to interests in the Investment Fund.

Each Investment Fund will generally bear its own expenses. L&W or any L&W Entity, as applicable, may be reimbursed by an Investment Fund, in various forms, for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Investment Fund, including administrative and overhead expenses. In addition, L&W or an L&W Entity may allocate to an Investment Fund any out-of-pocket expenses specifically attributable to the organization and operation of that Investment Fund. Such reimbursements may include legal fees, filing fees, registration fees, tax preparation fees, auditing fees, mailing costs, telephone charges and other similar costs. In addition, an Investment Fund may pay L&W or an L&W Entity, as applicable, for the time spent by Managing Members in discharging their duties, as managers of the Investment Fund, at rates not more than the rates charged to clients of L&W or any L&W Entity for services of such partners, and L&W or such L&W Entity will be reimbursed for a portion of the salary and fringe benefits paid by L&W or such

L&W Entity to the Administrator. In no event will an Investment Fund pay L&W or any L&W Entity for legal services that L&W or such L&W Entity might render to a portfolio company of that Investment Fund. There also will be no allocation of any operating expenses of L&W or any L&W Entity to an Investment Fund.

No separate management fee will be charged to an Investment Fund by the Managing Members or the Administrator, and no compensation will be paid by an Investment Fund or its Members to the Managing Members or the Administrator for their services in such capacity, except to the extent provided above. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

Each Investment Fund will operate as a non-diversified, closed-end, management investment company within the meaning of the 1940 Act. The Managing Members will register as investment advisers under the Advisers Act if such registration is required under the Advisers Act and the rules under the Advisers Act.

Certain Investments acquired by an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs, venture capital investments, private equity funds, private placements, bankrupt entities, real estate and other similar situations, and may include both put and call options or warrants. In addition, certain Investments may involve quantitative or alternative investment strategies such as risk arbitrage, including, for example, convertible securities arbitrage. Certain Investments may involve investments in equity interests in one or more of the following: foreign currency securities, securities representing oil and gas and other mineral interests, precious metals securities, the securities of foreign issuers and real estate securities.

It is anticipated that capital will be contributed to each Investment Fund either upon written notice or on a regular, monthly basis in anticipation of the funding of Investments.3 Pending the payment of the full purchase price for an Investment, funds contributed to the Investment Fund will be invested in short-term high quality investments or deposited in interest-bearing bank accounts (collectively, “Temporary Investments”).

The formation of an Investment Fund is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest with less risk due to diversification and to achieve returns on their investment which may be greater proportionately than returns they can obtain on individual investments. An Investment Fund may invest in investment opportunities offered to, or that come to the attention of, L&W and the L&W Entities or the Managing Members, including opportunities in which L&W or any L&W Entity (including Members of the Investment Funds) may invest for their own respective accounts or as to which L&W or the L&W Entities and their affiliates act as legal counsel to the issuer, underwriter, placement agent and/or investment adviser, subject to conditions 1 through 4 below.

[3]	As a matter of convenience for Members that are partners of L&W or an L&W Entity, the Investment Fund may satisfy capital contribution obligations of such Members by obtaining payment directly from the partnership draws of such Members from L&W or the applicable L&W Entity. Under the Investment Fund Agreements, L&W and L&W Entities are authorized to make such payments directly to the applicable Investment Fund.

Certain Investments will be long-term private Investments in partnerships and limited liability companies, which restrict transfer of securities but may permit redemptions. Thus, the capital will be withdrawn from the partnership or limited liability company if a decision to terminate the Investment is made and such withdrawal is permitted. If any transfer is permitted, the securities may be sold in arms-length transactions if they are not redeemable. Any securities of publicly traded companies in which the Investment Fund invests, if disposed of, will be sold at the current market value or may be distributed in kind, if in accordance with all applicable state and Federal securities laws.

An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the Investment Fund Agreement, an Eligible Investor will become a Member of an Investment Fund. The net income, net gain and net loss of an Investment Fund will be determined in accordance with its Investment Fund Agreement. Each Member of the Investment Fund will have a separate capital account (a “Capital Account”) with respect to which he or she has made a Capital Commitment. Such Capital Account will equal the sum of all the capital contributions of such Member (x) increased by such Member’s allocable share of income and gain as provided in the Investment Fund Agreement and (y) decreased by (i) such Member’s share of deduction, loss and expense as provided in the Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by the Investment Fund to such Member pursuant to the Investment Fund Agreement. In the event that the Managing Members determine, in their discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the Managing Members may be authorized or directed to make such modification.

The Managing Members are authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest or a redeemed Interest in the Investment Fund. The Managing Members may, in their discretion, determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, in accordance with applicable Delaware law (including Section 18-303 of the Delaware Limited Liability Company Act), the capital account balances of the Members shall not be reduced below zero.

Within 120 days after the end of each Investment Fund’s fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of the Investment Fund will contain financial statements audited by an independent accounting firm. For purposes of this requirement, “audit” has the meaning defined in Rule 1-02(d) of Regulation S-X. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement.

An Investment Fund, within 90 days or as soon as practicable after the end of each tax year of the Investment Fund, will transmit a report to each Member setting out information with respect to that Member’s distributive share of income, gains, losses, credits and other items for federal income tax purposes, resulting from the operation of the Investment Fund during that year.

The Existing Funds have adopted the written procedures needed to ensure compliance with the terms and conditions of this application (including the procedures required by condition 3 below and Rule 38a-1, as modified in this application (“Modified Rule 38a-1”), have appointed a chief compliance officer, and are otherwise in compliance with Modified Rule 38a-1 and with the terms and conditions of the application. Applicants state that the Existing Funds and any Subsequent Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the application by the Commission will comply with all of the terms and conditions stated in the most recent version of the application filed with the Commission.

APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.

Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such persons from acting as principal, to effect any transaction in connection with, any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder.

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that each registered investment company to adopt a written code of ethics and to monitor all transactions of each access person of such investment company.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for: an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

DISCUSSION

The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Funds and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this application.

Section 17(a)

Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund to invest in or participate as a selling security-holder in a principal transaction with one or more affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of an Investment Fund (“First-Tier Affiliates”) and affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of such First-Tier Affiliates (“Second-Tier Affiliates,” and together with First-Tier Affiliates, “Affiliates”).

Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members will be informed in an Investment Fund’s offering materials of the possible extent of the dealings by such Investment Fund and any portfolio company with L&W, any L&W Entity or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with those dealings. The community of interest among the Managing Members, the Members, L&W and the L&W Entities will serve to reduce the risk of abuse in transactions involving an Investment Fund and L&W, any L&W Entity or any affiliated person thereof.

Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)

Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund. Applicants assert that strict compliance with Section 17(d) and Rule 17d-1 would, in many instances, force an Investment Fund to refrain from making an attractive Investment simply because an Affiliate has made or is contemplating making the same Investment.

Joint transactions in which an Investment Fund could participate might include the following: (1) a joint investment by one or more Investment Funds in a security in which L&W or an L&W Entity, or another Investment Fund, is a joint participant or plans to become a participant; (2) a joint investment by one or more Investment Funds in another Investment Fund; and (3) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror.

Applicants submit that the relief sought from Section 17(d) and Rule 17d-1 is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. As noted above, the Eligible Investors are sophisticated and experienced in business and financial matters and have the same economic interest as all other Members. In addition, Applicants note that, in light of the purpose of L&W and the L&W Entities of establishing the Investment Funds so as to reward Eligible Investors and to attract highly qualified personnel to L&W and the L&W Entities, the possibility is minimal that an affiliated party investor will enter into a transaction with an Investment Fund with the intent of disadvantaging such Investment Fund. Applicants believe that the possibility that an Investment Fund may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with conditions 1 through 4 below.

Applicants suggest that strict compliance with Section 17(d) and Rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, L&W, an L&W Entity or other affiliated persons of the Investment Fund, L&W or the L&W Entities also had or contemplated making a similar investment. In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.

The Investment Funds may be given the opportunity to co-invest with entities to which L&W or an L&W Entity provides, or has provided, services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund, L&W, any L&W Entity or affiliated persons of such affiliated persons. The Applicants believe that such entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to L&W and the L&W Entities that the interests of their clients take priority over the interests of the Investment Funds and that the activities of their clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden L&W’s or the L&W Entities’ clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of L&W or an L&W Entity that is not an affiliated person of L&W, any L&W Entity or the Investment Fund is fundamentally different from such Investment Fund’s relationship to L&W, the L&W Entities and their affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by L&W, the L&W Entities and their affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis unaffiliated persons of L&W or the L&W Entities or the Investment Fund who are clients of L&W or an L&W Entity.

Applicants acknowledge that any transactions subject to Section 17(d) and Rule 17d-1 of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of L&W or an L&W Entity; (ii) for purposes of the Rule, (A) employees of L&W or an L&W Entity will be deemed employees of the Investment Funds, (B) the Administrator and the Managing Members of an Investment Fund will be deemed to be officers of such Investment Fund (except that an Administrator that is an unaffiliated third party will not be considered an officer of the Investment Funds), and (C) the Managing Members of an Investment Fund will be deemed to be the board of directors of such Investment Fund; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two persons who are either Managing Members or employees of L&W or an L&W Entity each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. The Applicants expect that many of the Investment Funds’ Investments will be evidenced only by partnership agreements or similar documents, rather than by negotiable certificates which could be misappropriated. Such instruments are most suitably kept in the files of the Investment Fund, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2.

Section 17(g)

Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Investment Funds who are not “interested persons” of the respective Investment Funds (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Managing Members, regardless of whether any of them is deemed to be an interested person of the Investment Funds. Each Managing Member will be an interested person of the Investment Funds. Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a Managing Member who is not an “interested person.”

The Investment Funds will comply with all other requirements of Rule 17g-1, except that the Investment Funds request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any other disinterested directors of the Investment Funds, and that any legal counsel for those disinterested directors be independent legal counsel.

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Investment Funds. The Managing Members will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and the Applicants agree that all such material will be subject to examination by the Commission and its staff. The Managing Members will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company, the Investment Funds will not have public investors. Exempting the Investment Funds from these provisions does not diminish investor protections, as

Eligible Employees will still receive the protections offered by the Investment Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the Investment Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Investment Funds will not have boards of directors. The Managing Members of an Investment Fund are the functional equivalent of the board of directors of an investment company. As stated above, the Managing Members appoint the person responsible for maintaining, and have access to, all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the Managing Members regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to the Investment Funds. As discussed above, the Investment Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Investment Funds. Moreover, in light of the purpose of the Investment Funds and the community of interest among the Investment Funds, and between the Investment Funds and the Managing Members, Applicants believe that little purpose would be served by this requirement, even if it were feasible.

The Investment Funds will comply with all other requirements of Rule 17g-1. The fidelity bond of the Investment Funds will cover the Administrator, the Managing Members, and all employees of L&W or any L&W Entity who have access to the securities or funds of the Investment Funds.

Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-l(b), because they are burdensome and unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Fund and the Managing Members by virtue of their common economic interest in the Investment Fund and their common association with and interest in L&W or an L&W Entity. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described herein. Within 120 days after the close of each fiscal year of the Investment Fund, or as soon as practicable thereafter, the Managing Members shall prepare or cause to be prepared and distribute to each Member an annual report which will include financial statements audited by an independent accounting firm. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, within 90 days or as soon as practicable after the end of each tax year of the Investment Fund, the Investment Fund will transmit to each Member a report indicating his or her share of the income or losses of the Investment Fund for federal income tax purposes for that year.

Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt the Administrator, the Managing Members, any 10 percent shareholder and any other person who may be deemed to be an officer, director, member of an advisory board, or otherwise subject to Section 30(h), of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their ownership of Interests in the Investment Fund. There is no trading market for Interests, and transferability of Interests is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Exchange Act would not be served by requiring the filing of Forms 3, 4, and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations thereunder. Each Investment Fund will comply with Rule 38a-1(a), (c) and (d), except that (i) the Managing Members of each Investment Fund will fulfill the responsibilities assigned to the Investment Fund’s board of directors under the Rule, (ii) because all Managing Members would be considered interested persons of the Investment Funds, approval by a majority in interest of the disinterested board members contemplated by Rule 38a-1 will not be obtained, and (iii) because all Managing Members would be considered interested persons of the Investment Funds, the

Investment Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Managing Members.

Conditions

The Applicants agree that the order will be subject to the following conditions:

1. Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Managing Members determine that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members.

In addition, the Administrator will record and preserve a description of such Section 17 Transactions, the findings of the Managing Members, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2. If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a Managing Member (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund’s determination of whether or not to effect the purchase or sale.

3. The Managing Members will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4. The Managing Members will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-

Investor” with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) L&W and any L&W Entity; (c) a current or former partner, lawyer employed by or key administrative employee of L&W or an L&W Entity; (d) a company in which the Administrator, a Managing Member, L&W or an L&W Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company’s securities; or (e) an investment vehicle offered, sponsored, or managed by L&W or an affiliated person of L&W.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; (d) when the investment is comprised of securities that are NMS stocks pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in Section 2(a)(16) of the 1940 Act.

5. An Investment Fund will send, within 120 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Managing Members will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, within 90 days after the end of each tax year of the Investment Fund or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6. An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Amendment No. 6 to Application in its name and on its behalf have been taken. Each Applicant states that the person signing and filing this Amendment No. 6 to Application on behalf of such Applicant has been fully authorized to do so and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1, Exhibit A-2, Exhibit A-3, Exhibit A-4, and Exhibit A-5. Pursuant to Rule 0-2(f), the Applicants hereby state that the address of each of the Applicants is 355 South Grand Avenue, Los Angeles, California 90071 and further state that all communications or questions concerning this Amendment No. 6 to Application should be directed to:

Barton B. Clark, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Suite 1000 Washington, D.C. 20004 (202) 637-2200	and	Scott P. Klein, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in the application.

Dated: July 11, 2012

P.E. PARTNERS III, LLC

By:	/s/ Laurence J. Stein
Name: Laurence J. Stein Managing Member

VP FUND INVESTMENTS 2004, LLC

By:	/s/ Edward Sonnenschein, Jr.
Name: Edward Sonnenschein, Jr. Member of the Management Committee

VP FUND INVESTMENTS 2006, LLC

By:	/s/ Edward Sonnenschein, Jr.
Name: Edward Sonnenschein, Jr. Member of the Management Committee

VP FUND INVESTMENTS 2008, LLC

By:	/s/ Edward Sonnenschein, Jr.
Name: Edward Sonnenschein, Jr. Member of the Management Committee

LATHAM & WATKINS LLP

By:	/s/ Kirk A. Davenport II
Name: Kirk A. Davenport II Member of the Executive Committee

EXHIBIT INDEX

A-1.	Verification for P.E. Partners III, LLC

A-2.	Verification for VP Fund Investments 2004, LLC

A-3.	Verification for VP Fund Investments 2006, LLC

A-4.	Verification for VP Fund Investments 2008, LLC

A-5.	Verification for Latham & Watkins LLP

EXHIBIT A-1

The undersigned states that he or she has duly executed the attached Amendment No. 6 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated July 11, 2012 for and on behalf of P.E. Partners III, LLC; that he or she is a Managing Member for P.E. Partners III, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Laurence J. Stein

Name: Laurence J. Stein

Managing Member

EXHIBIT A-2

The undersigned states that he or she has duly executed the attached Amendment No. 6 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated July 11, 2012 for and on behalf of VP Fund Investments 2004, LLC; that he or she is a Member of the Management Committee of VP Fund Investments 2004, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Edward Sonnenschein, Jr.

Name: Edward Sonnenschein, Jr.

Member of Management Committee

EXHIBIT A-3

The undersigned states that he or she has duly executed the attached Amendment No. 6 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated July 11, 2012 for and on behalf of VP Fund Investments 2006, LLC; that he or she is a Member of the Management Committee of VP Fund Investments 2006, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Edward Sonnenschein, Jr.

Name: Edward Sonnenschein, Jr.

Member of Management Committee

EXHIBIT A-4

The undersigned states that he or she has duly executed the attached Amendment No. 6 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated July 11, 2012 for and on behalf of VP Fund Investments 2008, LLC; that he or she is a Member of the Management Committee of VP Fund Investments 2008, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Edward Sonnenschein, Jr.

Name: Edward Sonnenschein, Jr.

Member of Management Committee

EXHIBIT A-5

The undersigned states that he or she has duly executed the attached Amendment No. 6 to Application for an Order of Exemption Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated July 11, 2012 for and on behalf of Latham & Watkins LLP; that he or she is a Member of the Executive Committee of Latham & Watkins LLP; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Kirk A. Davenport II

Name: Kirk A. Davenport II

Member of the Executive Committee

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